Exhibit 12.1

DeCrane Aircraft Holdings, Inc.

Computation of Earnings to Fixed Charges Ratios

	Year Ended December 31,
						1998
(Dollars in thousands)	2002	2001	2000		1999	Four Months Ended December 31, 1998	Eight Months Ended August 31, 1998
			(Successor)				(Predecessor)
Earnings:
Income (loss) before provision for income taxes, cumulative effect of change in accounting principle and extraordinary item	$(8,482)	$(12,814)	$9,884		$(3,418)	$(2,992)	$6,081
Minority interest in income of subsidiary with fixed charges	215	148	228		197	82	48
Fixed charges	35,357	40,410	42,923		29,123	7,217	3,117
Total earnings	$27,090	$27,744	$53,035		$25,902	$4,307	$9,246

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs(1)	$33,894	$39,001	$41,623		$27,918	$6,852	$2,350
Interest component of rentals(2)	1,463	1,409	1,300		1,205	365	767
Total fixed charges	$35,357	$40,410	$42,923		$29,123	$7,217	$3,117

Ratio of Earnings to Fixed Charges:
Ratio	—	—	1.2	x	—	—	3.0	x
Deficiency	$8,267	$12,666	$—		$3,221	$2,910	$—

(1)                      None capitalized.

(2)                      Reflects one-third of rental expense under operating leases considered to represent interest costs.